www.avanex.com

May 6, 2005

Via EDGAR and Overnight Service

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 03-06

Washington, D.C. 20549

Attention:	Mr. Gary Todd

Mr. Dennis Hult

Mr. Brian Cascio

Re:	Avanex Corporation

Form 10-K for the fiscal year ended June 30, 2004

Form 10-Q for the quarter ended December 31, 2004

Form 8-K dated November 1, 2004

Form 8-K dated January 31, 2005

File No. 0-29175

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated April 7, 2005 relating to the above referenced Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Forms 8-K. Per our letter to Mr. Brian Cascio dated April 8, 2005, we are responding herein to Comments 1-10. Our response to Comments 11-12 was sent to the staff by letter dated April 15, 2005. To facilitate the staff’s review, we have recited the comments from the staff in italicized, bold type and have followed each comment with our response.

Securities and Exchange Commission

May 6, 2005

FORM 10-K for the period ending June 30, 2004

Management’s Discussion and Analysis

Results of Operations – Page 19

1.	You disclose that there is downward pressure on sales prices and cite that the downward pressure is an offsetting factor to increased revenues. Where significant, in future filings please quantify the impact of changing prices on revenues. Refer to Item 303(a) to Regulation S-K.

The Company intends to describe the impact of changing prices on revenues in its future filings, where significant.

Liquidity and Capital Resources – Page 24

2.	Pursuant to FR-72, we normally believe that Registrant’s should present an analysis of cash flows from operating activities. That analysis should identify and discuss the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that mostly lists items from that financial statement. Please expand future filings, or tell us how your existing discussion considers the objectives of the Release.

The Company intends to expand its disclosure regarding the drivers of operating cash flows beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2005 and in future filings.

Financial Statements

Note 3, Restructuring Charges – Page 59

3.	Please expand the roll-forward to present exit plan activity for each applicable fiscal year. Please also note that you should provide separate roll-forwards for individually distinct exit plans. Refer to paragraph 20 to FAS 146. Refer also to SAB Topic 5-P.4. Apply in future filings.

The Company intends to expand its roll-forward tables to present exit plan activity beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2005 and for each applicable period in future filings. For example, our presentation in the Quarterly Report on Form 10-Q for the three months ended March 31,

Securities and Exchange Commission

May 6, 2005

2005 will consist of roll-forward tables for our acquisition related workforce reduction, our excess leased facilities and capital leases, and our non-acquisition workforce reductions.

4.	Please also make more specific disclosure about factors leading revisions to exit plan accruals. For instance, what underlying factors were responsible for the $3.5 million reduction in the amount provided for abandoned leased facilities?

The Company intends to expand its footnote regarding restructuring in its Annual Report on Form 10-K for the fiscal year ending June 30, 2005 to include an expanded discussion regarding the factors leading to revisions to exit plan accruals. For example, regarding the $3.5 million reduction in the amount provided for abandoned leased facilities, the Company intends to disclose the following:

The Company revised its estimates of the net costs associated with its abandoned leased facility in Richardson, Texas due to the negotiation of a lease termination agreement with the landlord, which resulted in a recovery. Additionally, the Company entered into an amendment to its lease for two facilities in California, which resulted in a recovery. The total revised estimate resulted in a reduction of $3.5 million from our previous estimate, which was recorded as a recovery in fiscal 2004.

Note 6, Goodwill and Other Intangibles – Page 64

5.	We see that you evaluate goodwill assuming that you operate as one reporting unit and that you use an income approach. Given that you evaluate goodwill on a single reporting unit basis, tell us whether the most recent annual evaluation produced a fair value significantly different from that derived based on the quoted market price of your shares. If so, supplementally reconcile and explain reasons for that difference.

The Company supplementally advises the staff that the fair value of the Company using the Discounted Cash Flow (“DCF”) method was significantly different from the derived fair value using the Market Capitalization method on March 31, 2004.

		Fair Value-Market
Fair value-DCF	240	Capitalization	635
Carrying Value	178	Carrying Value	178

	62		457

Margin	35%	Margin	257%

Securities and Exchange Commission

May 6, 2005

We believe that the significant difference in the fair value of the Company using the DCF method as compared to the fair value using the Market Capitalization method was the result of investor optimism, including Avanex, for technology stocks during March 2004. The key factors that drove this optimism in Avanex’s stock, we believe, included:

•	New technology initiatives announced for communications, such as broadband strategies (e.g., fiber-to-the-home, digital subscriber line (DSL), and Wi-Fi (wireless fidelity));

•	Favorable end-user demographic trends, including wider acceptance of the Internet as an entertainment medium, expanded per person Internet and bandwidth usage, and increases (current and future) in the number of users of bandwidth (globally and domestic); and

•	Higher perceived market growth in the future for optical communication companies as a result of expected demand for bandwidth.

Note 15, Market Sales, Export Sales, Significant Customers and Concentration of Supply – Page 76.

6.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles or investments. See question 22 to the FASB publication “Segment Information: Guidance on Applying Statement 131.” Apply in future filings.

We supplementally advise the staff that, as disclosed on pages 14 and 15 of our Quarterly Report on Form 10-Q for the three months ended September 30, 2004 and pages 15 and 16 of our Quarterly Report on Form 10-Q for the three months ended December 31, 2004, disclosure of long-lived assets by geographic area presents tangible assets only and properly excludes intangibles or investments. Future filings, including our Quarterly Report on Form 10-Q for the three months ended March 31, 2005, will continue to comply with SFAS 131.

Controls and Procedures – Page 78

7.

We see that your Chief Executive Officer and Chief Financial Officer, concluded that the Company’s disclosure controls and procedures are designed, and are effective, to ensure that information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Future filings should also clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to

Securities and Exchange Commission

May 6, 2005

allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also apply with respect to future Forms 10-Q.

The Company intends to include the requested disclosure beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2005 and in future filings.

Form 10-Q as of December 31, 2004

Condensed Consolidated Statements of Cash Flows – Page 5

8.	In light of the recent acquisitions, tell us why depreciation and amortization expense declined from $8.4 million to $4.8 million in the six month periods.

We supplementally advise the staff that there were two factors, which primarily contributed to the $3.6 million decrease in depreciation and amortization expense for the six-month period ended December 31, 2004 compared to the six-month period ended December 31, 2003. First, a significant amount of assets located in North American became fully depreciated during the six months ended December 31, 2004, resulting in a $2.8 million reduction of recurring depreciation expense. Second, the Company’s silica planar lightwave circuit product line manufactured in Livingston, Scotland was sold in February 2004, further reducing depreciation expense by $1.2 million for the six month comparison period.

Note 8, Restructuring – Page 12

9.	We see that the acquisition-related “workforce reduction” accrual was adjusted for a $1.4 million amount identified as a “recovery.” Acquisition accruals are normally provided under EITF 95-3 and reversals of those accruals are normally accounted for as adjustments to purchase price. Tell us how the “recovery” was accounted for and support that your accounting is appropriate in GAAP. Also tell us how the accrual, when established, was accounted for and support that the initial accounting was appropriate in GAAP.

We supplementally advise the staff that in August 2003, after the acquisition of the optical component business of Alcatel, certain employees of Alcatel Optronics were terminated by Alcatel as part of the acquisition. These former employees sued Alcatel and Avanex France, SA for damages relating to an alleged breach of promise to pay them a “welcome bonus,” which was promised to all employees that stayed with Avanex France, SA. These former employees are also suing for associated attorney’s fees and other expenses.

In fiscal 2004, pursuant to the provision of FAS 141, paragraph 40, we recorded a $2.6 million pre-acquisition contingency related to the alleged breach of promise to pay a “welcome bonus” as, based on advice of counsel, it was probable that the plaintiffs would prevail in the lawsuit and, based on the purchase agreement with Alcatel, it was probable that we would not be able to recoup any amount. Avanex classified the liability in its financial statements as a component of the restructuring liability. The liability accrued is not related to severance payments nor is it related to costs associated to exit an activity because the “welcome bonus” was only intended for continuing employees. It is an accrual for a probable pre-acquisition contingency under FAS 141.

Securities and Exchange Commission

May 6, 2005

In December 2004, while the lawsuit was still pending, an agreement was reached between Avanex and Alcatel, which established that it was in the best interest of both parties, that the liability arising from the outcome of the lawsuit will be shared equally by both companies. This is not a result of Alcatel and Avanex France SA sharing the cause or blame of the litigation, but rather as means to most expeditiously consummate the litigation. As a result, Avanex reduced its liability pertaining to the lawsuit and recorded an adjustment of $1.4 million to its net loss for the quarter ended December 31, 2004, in accordance with FAS 141, paragraph 41.

In future filings beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2005, the Company will remove the accrual for this pre-acquisition contingency from the restructuring footnote.

Note 10, Related Party Transactions – Page 14

10.	In future filings, please clarify the nature of the “acquisition related only – receivables.”

The following paragraph represents an example of the revised clarification of the nature of the acquisition related only receivables that the Company will include in future filings.

Receivables due from related parties originating at the date of acquisition are amounts owed by Alcatel contractually payable to the Company subsequent to the original transaction. Additionally, amounts are due from Corning related to warranty repairs of optical products sold by Corning prior to the acquisition.

* * * *

If we can facilitate the staff’s further review, or if the staff has any questions on any of the information set forth herein, please call me at (510) 364-1449.

Very truly yours,

AVANEX CORPORATION

Linda Reddick
Vice President & Corporate Controller

Securities and Exchange Commission

May 6, 2005

cc:	Melinda Litherland, Deloitte & Touche

Burke Norton, Wilson Sonsini Goodrich & Rosati